

December 18, 2023

Eddie Yongming Wu
Chief Executive Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong S.A.R.
People's Republic of China

> **Re: Alibaba Group Holding Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **Response dated November 27, 2023**
> **File No. 001-36614**

Dear Eddie Yongming Wu:

We have reviewed your November 27, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Form 20-F for Fiscal Year Ended March 31, 2023

Item 5. Operating and Financial Review and Prospects
China Commerce, page 120

1. We have reviewed your response to prior comment 1. In your response you discuss how merchants view the various fees as a holistic package of services. While your customers may allocate their funds based on a holistic premise, it appears from your quarterly results that the Company's results may be materially impacted by the differing components of your customer management revenue. In particular, we noted from your Q3 2023 earnings release filed together with your Form 6-K on November 16, 2023 "Customer management revenue increased by 3% year-over-year, primarily due to the increase in merchant's willingness to invest in advertising, partly offset by the modest decline in online GMV."

We also noted from your Q3 2023 earnings release, the Company upgraded one of its key advertising platforms "with the aim of growing the number of merchants who advertise." It seems the sources of customer management revenues are impacted by differing factors, and can have differing impacts on your business. As such, it appears the sources of your customer management revenues may materially impact your china commerce segment. Please revise to separately quantify advertising and third-party commissions, or advise accordingly.

Comparison of Fiscal Years 2022 and 2023, page 134

2.   We note your response to prior comment 3 and your proposed revised disclosure in Annex B of your response. You have added language that further describes the reasons for changes and have, in some instances, quantified percentage changes in certain factors. However, your revised disclosure does not provide sufficient information to determine the absolute impact of factors cited. For example, you state customer management revenue decreased 8% primarily due to a 5% decline in the volume of online physical goods GMV. It is not clear the extent to which the 5% decline in volume impacted customer management revenue because you provided a percentage of an amount that is not quantified. In addition, it does not appear you have quantified the extent to which changes are attributable to changes in prices or to changes in volumes or amount of products or services being sold. For example, you state direct sales increased 6% due to growth of Freshippo and Alibaba Health of 2.8% and 2.5%, but it is not clear how a financial statement user would determine the impact of each factor cited.

Therefore, we reissue our prior comment. We believe your disclosure could be improved by:

- relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.

Sales and Marketing Expenses, page 138

3.   We have reviewed your response to prior comment 4. To the extent known, please further revise to provide quantification of your decrease in sales and marketing expenses from specific segments or individual businesses which had material impacts on your consolidated sales and marketing expenses.

<u>Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 202</u>

4.   We note your response to prior comment 8, including Annex D, and have the following comments:

- With respect to your disclosures under Item 16I(b)(2), please amend your Form 20-F to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in you and your consolidated operating entities. In particular, we note your statement that "less than 20 other consolidated entities in [y]our direct sales, sports-related, logistics and other businesses have governmental ownership" and that these entities, in the aggregate, would not be a significant subsidiary as defined in rule 1-02(w) of Regulation S-X. When you amend your filing, please provide additional detail beyond what was contained in your response about the governmental ownership interests in these entities that do not constitute significant subsidiaries in each relevant jurisdiction, along with information about the relative impact of these entities on your financial statements.
- With respect to your disclosures under Item 16I(b)(5), please confirm in your supplemental response, if true and without qualification, that your articles of incorporation and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party. Please note that neither Form 20-F nor our Release No. 34-93701 limit the required disclosure to significant subsidiaries as defined in rule 1-02(w) of Regulation S-X.

      Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Thompson at 202-551-3737 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services